UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Chesapeake Energy Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

165167735

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

W. Justin Clarke

Senior Vice President and General Counsel

Rees-Jones Holdings LLC

8111 Westchester Drive, Suite 900

Dallas, Texas 75225

(214) 884-3243

CUSIP No. 165167735

1.	Names of Reporting Persons. Trevor D. Rees-Jones
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 100,000
	6.	Shared Voting Power 6,041,007 (1)
	7.	Sole Dispositive Power 100,000
	8.	Shared Dispositive Power 6,041,007 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,141,007 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.7% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 3,095,316 shares of Common Stock held by The Jan and Trevor Rees-Jones Revocable Trust; (ii) 1,471,359 shares of Common Stock held by The David G. Rees-Jones 2012 Family Trust; (iii) 1,471,359 shares of Common Stock held by The Trevor R. Rees-Jones 2012 Family Trust; and (iv) 2,973 shares of Common Stock held by R-J GP Capital.

(2)

Based upon 131,072,227 shares of Common Stock outstanding as of October 27, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, that was filed by the Issuer with the U.S. Securities and Exchange Commission on October 31, 2023.

Item 1.

(a)	Name of Issuer

Chesapeake Energy Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

6100 North Western Avenue

Oklahoma City, OK 73118

Item 2.

(a)	Name of Person Filing

This statement is filed by and on behalf of Trevor D. Rees-Jones (the “Reporting Person”). The Reporting Person serves as co-trustee of each of (i) The Jan and Trevor Rees-Jones Revocable Trust; (ii) The David G. Rees-Jones 2012 Family Trust; and (iii) The Trevor R. Rees-Jones 2012 Family Trust, (collectively, the “Trusts”) and may be deemed to beneficially own any shares of Common Stock held by each of the Trusts. The Reporting Person also serves as the sole Manager and President of R-J GP Capital, LLC, a Texas limited liability company (“R-J GP Capital”) and therefore may be deemed to beneficially own any shares of Common Stock held by R-J GP Capital.

The Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any shares of Common Stock held by the Trusts or R-J GP Capital.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of the Reporting Person is 8111 Westchester Drive, Suite 900, Dallas, Texas 75225.

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Common Stock, $0.01 par value per share (“Common Stock”)

(e)	CUSIP Number

165167735

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Item 4.	Ownership

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of 5% or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5% on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024	Trevor D. Rees-Jones

/s/ Trevor D. Rees-Jones